K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

June 18, 2015

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Beacon Funds (File Nos. 033-11387 and 811-04984)

Post-Effective Amendment No. 214 to the Registration Statement on Form N-1A

Dear Mr. Bartz:

The following are responses by and on behalf of the American Beacon Funds (“Registrant”) to the comments that we received from you by telephone on May 1, 2015 regarding Post-Effective Amendment No. 214 to the Registration Statement on Form N-1A (“Registration Statement”) for the American Beacon Ionic Strategic Arbitrage Fund (“Fund”), a new series of the Registrant, that was filed with the Securities and Exchange Commission (“SEC”) on March 18, 2015. Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Comments

1.	Per discussions with the Staff on April 17, and 24, 2015, respectively, confirm that the Registrant will include in an amendment to the Registration Statement: (1) audited financial statements for the Ionic Absolute Return Fund LLC (“Account”) that comply with the requirements of Regulation S-X; and (2) a schedule of investments for the Account as of April 30, 2015. Please provide copies of these financial statements to the SEC staff in advance of filing the amendment.

The Registrant confirms that it will: (1) include the requested audited financial statements and schedule of investments as of May 31, 2015 in an amendment to the Registration Statement; and (2) provide the requested information to the Staff in advance of the filing.

Securities and Exchange Commission

June 18, 2015

2.	The second paragraph of the “Principal Investment Strategies” section of the Fund Summary describes the instruments in which the Fund may invest. Disclose the characteristics of these investments, including, for example, whether the Fund will invest exchange-traded funds (“ETFs”) representing particular sectors of the economy or common stock of foreign and/or emerging market issuers.

The Registrant has revised the disclosure in the “Principal Investment Strategies” section of the Fund Summary to reflect that the Fund may invest in the securities and financial instruments of foreign and emerging market issuers. The Registrant believes that the existing disclosure otherwise accurately describes the characteristics of the instruments in which the Fund may invest. Although the Fund may invest in ETFs representing specific sectors of the economy, the Fund does not currently intend to have a specific sector focus at this time.

3.	The second paragraph of the “Principal Investment Strategies” section of the Fund Summary states that the Fund may invest in Rule 144A securities. State supplementally whether the Fund’s Rule 144A securities will be considered to be liquid or illiquid and, if they will be considered liquid securities, explain the Registrant’s basis for this determination.

As noted in the “Additional Information About Investments - Illiquid and Restricted Securities” section of the prospectus, the Manager and the sub-advisor will carefully monitor the liquidity the Fund’s investments in securities offered and sold under Rule 144A. Liquidity determinations with respect to the Fund’s investments in Rule 144A securities will be made by the Manager in a case-by-case basis in accordance with the Fund’s policies and procedures for determining the liquidity of the Fund’s investments. Accordingly, the Registrant is not currently in a position to advise the Staff regarding the basis for the Registrant’s determination regarding the liquidity of a Rule 144A security.

4.	The second paragraph of the “Principal Investment Strategies” section of the Fund Summary states that the Fund may invest in convertible securities. State supplementally whether the Fund may invest in contingent convertible bonds.

The Fund may invest in contingent convertible bonds.

5.	In the “Principal Investment Strategies” section of the Fund Summary, disclose the Fund’s policies relating to the credit ratings and maturity of the Fund’s investments in debt securities. If the Fund does not have a policy with respect to credit quality and maturity of its debt securities, disclose that the Fund may invest in debt securities of any credit quality and maturity. If the Fund invests in below-investment grade securities as part of its principal investment strategies, disclose that such securities are commonly referred to as “junk bonds.”

The Registrant has added the following disclosure to the “Principal Investment Strategies” section of the Fund Summary: “The Fund may invest in debt securities of any credit quality or maturity, including below-investment grade debt securities (commonly referred to as “junk bonds”).”

Securities and Exchange Commission

June 18, 2015

The Registrant has also added disclosure to the “Principal Risks” section of the Fund Summary and the “Additional Information About Risks” section of the prospectus to address the risks of investing in below-investment grade securities.

6.	The second paragraph of the “Principal Investment Strategies” section of the Fund Summary states that the Fund may invest in credit default swaps. In the Statement of Additional Information, state that, when the Fund is a protection seller in a credit default swap, the Fund will segregate liquid assets equal to the full notional amount of the swap.

The Registrant has complied with this comment. The Registrant’s SAI currently states that “the Fund may be required to segregate liquid assets equal to the full notional amount of certain swaps, such as written credit default swaps on physically settled forwards or written options.”

7.	The first bullet under the third paragraph of the “Principal Investment Strategies” section of the Fund Summary states that the Fund may engage in short sales. Confirm, supplementally, that, pursuant to paragraph 7.105 of the May 2014 AICPA Audit and Accounting Guide for Investment Companies, the “Other Expenses” line item in the Annual Fund Operating Expenses table (“Fee Table”) reflects the estimated dividend and interest expenses on the Fund’s short sales.

The Registrant confirms that a subcaption titled “Interest & Dividend Expense on Securities Sold Short” has been added to the “Other Expenses” line item in the Registrant’s Fee Table.

8.	The second bullet under the third paragraph of the “Principal Investment Strategies” section of the Fund Summary describes the Fund’s “Credit/Rates Relative Value Arbitrage” strategy. Expand the disclosure to describe the arbitrage aspect this strategy.

The Registrant has made the requested change.

9.	The second bullet under the third paragraph of the “Principal Investment Strategies” section of the Fund Summary states that the Fund may invest in closed-end funds. Confirm, supplementally, that the Fee Table reflects in the “Acquired Fund Fees and Expenses” line item estimated expenses related to the Fund’s investments in closed-end funds and exchange traded funds.

Securities and Exchange Commission

June 18, 2015

The Registrant confirms that estimated expenses related to the Fund’s investments in closed-end funds and exchange-traded funds are included in the “Acquired Fund Fees and Expenses” line item in the Registrant’s Fee Table.

10.	The second bullet under the third paragraph of the “Principal Investment Strategies” section of the Fund Summary states that the Fund’s “Credit/Rates Relative Value Arbitrage” strategy “seeks to consistently produce income while actively managing duration risk.” Add to the disclosure a definition of “duration.”

The Registrant has made the requested change.

11.	The third bullet under the third paragraph of the “Principal Investment Strategies” section of the Fund Summary states that the “Equity Arbitrage” strategy “can generally be expected to produce idiosyncratic returns.” Revise the disclosure to describe in plain English the meaning of “idiosyncratic returns.”

The Registrant has made the requested change.

12.	The fourth bullet under the third paragraph of the “Principal Investment Strategies” section of the Fund Summary states that Fund’s “Volatility Arbitrage” strategy “seeks to provide return diversification and is utilized to reduce the Fund’s beta, which is its risk exposure, and correlation to equities and interest rates.” Clarify this disclosure to describe the meaning of this sentence in plain English and describe the term “return diversification.”

The Registrant has made the requested change.

13.	If the Fund will invest in the securities of emerging market issuers as part of its principal investment strategies, add corresponding disclosure to the “Principal Risks” section of the Fund Summary.

The Registrant had revised the “Principal Investments Strategies” and “Principal Risks” sections of the Fund Summary to reflect that the Fund will invest in emerging market issuers.

14.	The “Fund Performance” section of the Fund Summary provides the performance information for the Account. The following comments are based on the no-action letter issued to MassMutual Institutional Funds, SEC Staff Letter (Sept. 28, 1995) (“MassMutual Letter”).

(a)	Explain supplementally why the BofA Merrill Lynch 3-Month LIBOR Index is the appropriate broad-based securities index to serve as a comparison for the Fund’s performance.

Securities and Exchange Commission

June 18, 2015

The Fund does not seek returns that are relative to or in excess of any traditional stock or bond index. Rather, it seeks to generate performance that has low correlation to both stocks and bonds (interest rates). The BofA Merrill Lynch 3-Month LIBOR Index is one of the few indexes that is assumed to produce positive returns regardless of the market environment or the performance of other asset classes. Therefore, the Registrant believes that the BofA Merrill Lynch 3-Month LIBOR Index is an appropriate broad-based securities index to serve as a comparison for the Fund’s performance.

(b)	The name of the Account is the “Ionic Absolute Return Fund LLC.” This name implies that the Account seeks absolute returns, or to generate positive returns in all types of markets. Explain supplementally why the Fund is materially equivalent to the Account, if the Fund implements a strategic arbitrage strategy to pursue its objective of “capital appreciation with low volatility and reduced correlation to equities and interest rates.”

The sub-advisor has provided a representation that the Fund is materially equivalent to the Account. In addition, the Registrant does not believe that the name of the Account is inconsistent with the Fund’s objective to seek capital appreciation. The implication that the Account seeks to generate positive returns through different market cycles is fully compatible with the Fund’s goal to seek capital appreciation with low volatility and reduced correlation to equities and interest rates. In this regard, the Registrant believes that the Fund’s current name and objective more precisely reflect the strategy pursued by the Account, which also will be pursued by the Fund.

(c)	Revise the disclosure to provide an unqualified representation that the Fund’s investment policies, objective, guidelines and restrictions are, in all material respects, equivalent to those of the Account. If the Registrant cannot make this representation, explain supplementally the differences between the Fund and the Account and discuss why the differences do not alter the Registrant’s conclusion that the Fund and the Account are materially equivalent.

The sub-advisor has provided an unqualified representation that the Fund’s investment policies, objective, guidelines and restrictions are, in all material respects, equivalent to those of the Account. Accordingly, the Registrant has made the requested change.

Securities and Exchange Commission

June 18, 2015

(d)	Confirm that, in accordance with the MassMutual Letter, the performance information for the Account that is included in the prospectus reflects the deduction of the Fund’s maximum sales load of 4.75%.

The Registrant confirms that the information included in the annual performance table for the Fund’s Class A shares reflects the deduction of the Fund’s maximum sales load of 4.75% .

(e)	The disclosure states that “[t]he performance information [shown for the Account] reflects the maximum fees and expenses that could have been charged to the Account.” (emphasis added). The Staff’s position in MassMutual Letter permits the prior performance shown for the Account to reflect the deduction of either the actual fees and expenses of the Account or the Fund’s gross fees and expenses, provided that the Fund’s gross fees and expenses exceed those of the Account. Confirm supplementally that the Fund’s gross fees and expenses exceed those of the Account or revise the disclosure as appropriate.

The Registrant confirms that the Fund’s gross fees and expenses exceed those of the Account. The Registrant notes that, in accordance with the MassMutual Letter, the performance of the Account has been adjusted to reflect the deduction of the fees and expenses of the Fund’s share classes after fee waivers and expense reimbursements (“Net Expenses”) as reflected in the Fee Table included in the Fund Summary. The Registrant believes that the use of the Fund’s Net Expenses is required by the MassMutual Letter, because the MassMutual Letter permits the inclusion in the prospectus of separate investment account performance calculated in accordance with Form N-1A. Pursuant to Form N-1A, Item 26(b), average annual total return is calculated assuming the deduction of a Fund’s actual expenses which, in the present circumstances, are the Fund’s Net Expenses.

(f)	Supplementally provide a representation to the effect that the Account was created for purposes entirely unrelated to the establishment of a performance record for the Fund.

The sub-advisor has provided a representation that the Account was created for purposes entirely unrelated to the establishment of a performance record for the Fund. Based on the sub-advisor’s representation, the Registrant confirms that the Account was created for purposes entirely unrelated to the establishment of a performance record for the Fund.

(g)	State supplementally whether the Account will transfer substantially all, or a portion, of its assets to the Fund.

Securities and Exchange Commission

June 18, 2015

The sub-advisor has provided a representation that the Account will transfer substantially all of its assets to the Fund in exchange for shares of the Fund. Based on the sub-advisor’s representation, the Registrant confirms that the Account will transfer substantially all of its assets to the Fund.

(h)	State supplementally whether the Registrant believes that Account could have complied with all of the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (“Subchapter M”).

The Account is not required to comply with Subchapter M. However, the sub-advisor has provided a representation that, had the Account made the requisite net income distributions, the Account could have complied with the other Subchapter M requirements. Based on the sub-advisor’s representation, the Registrant believes that, had the Account made the requisite net income distributions, the Account could have complied with the other Subchapter M requirements.

15.	Confirm supplementally that, pursuant to Form N-1A, Item 5(b), each portfolio manager listed in the “Management” section of the Fund Summary is jointly and primarily responsible for the day-to-day management of the Fund.

The Registrant confirms that each portfolio manager listed in the “Management” section of the Fund Summary is jointly and primarily responsible for the day-to-day management of the Fund.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Robert J. Zutz

Robert J. Zutz

cc:	Rosemary Behan

American Beacon Advisors, Inc.